Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

dated as of November 16, 2011

by and between

TRANSITCENTER, INC.

and

WAGEWORKS, INC.

TABLE OF CONTENTS

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of November 16, 2011, is entered into by and between TransitCenter, Inc., a New York not-for-profit corporation (“Seller”), and WageWorks, Inc. a Delaware corporation (“Buyer”).

WHEREAS, Seller is a leading national provider of tax-free commuter benefits through the TransitChek® and other programs (the “Business”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all assets owned, used or held for use to conduct the operations of the Business, and in connection therewith, Buyer has agreed to assume certain liabilities of Seller, all upon the terms and subject to the conditions set forth herein (such transaction sometimes being referred to herein as the “Asset Purchase”);

WHEREAS, Seller’s board of directors (the “Board of Directors”) has unanimously determined that (i) the consideration and terms of the Asset Purchase are fair and reasonable to Seller, (ii) Seller’s mission as set forth in its certificate of incorporation (“Seller’s Mission”) will ultimately be promoted and served by Seller’s participation in the Asset Purchase, and (iii) the Asset Purchase is in the best interests of Seller;

WHEREAS, Seller intends to continue Seller’s Mission through, among other things, the consideration to be provided to it through the Asset Purchase and other terms to be provided herein, and in that regard will retain certain of its personnel and other assets as set forth herein;

WHEREAS, under the New York Not-for-Profit Corporation Law (“N-PCL”) §§ 510-511, the prior consent of the New York State Supreme Court (the “Court”) is required to permit the consummation of the Asset Purchase; and

WHEREAS, Seller and Buyer desire to make certain representations, warranties, covenants and agreements in connection with the Asset Purchase, all as more fully set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following terms shall have the respective meanings set forth below:

(a) “Action” means any claim, action, suit or proceeding, arbitral action, governmental inquiry, criminal prosecution or other investigation.

(b) “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, that Person. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise.

(c) “Acquisition Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Buyer or any of its Affiliates) (a) involving any sale, lease or disposition of all (or a portion thereof that constitutes 75% or more of the aggregate book value of the Assets as of the Latest Balance Sheet Date or generated 75% or more of Seller’s net revenue or earnings before interest, depreciation and amortization for the year then ended) of the Assets, (b) any merger, consolidation, business combination, or similar transaction involving Seller or (c) the purpose or effect of which would be reasonably expected to prevent, or otherwise frustrate or impede in any material respect, the Asset Purchase.

(d) “Business Day” means any weekday (Monday through Friday) on which commercial banks in New York, New York are open for business.

(e) “Confidentiality Agreement” means the confidentiality agreement entered into by Buyer and Seller dated May 25, 2011.

(f) “Encumbrance” means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar right), defect of title, or other encumbrance of any kind or character.

(g) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(h) “GAAP” means generally accepted accounting principles in the United States.

(i) “Governmental Authority” means any government, any governmental entity, department, commission, board, agency or instrumentality, and any court, tribunal, or judicial body, in each case whether federal, state, county, provincial, local or foreign.

(j) “Governmental Order” means any statute, rule, regulation, order, judgment, injunction, decree, stipulation or determination issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

(k) “Intellectual Property” means any (i) patents, patent disclosures and related improvements, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, along with any associated goodwill, (iii) copyrights, (iv) trade secrets and confidential business information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, research and development information, software, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information), (v) URLs, domain names and Internet web sites, (vi) copies and tangible embodiments thereof (in whatever form or medium), (vii) licenses granting any rights with respect to any of the foregoing, (viii) registrations and applications to register any of the foregoing, if applicable, and (ix) rights to sue with respect to past and future infringements of any of the foregoing.

(l) “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

(m) “IRS” means the United States Internal Revenue Service, and any successor agency thereto.

(n) “Knowledge of Seller,” “Seller’s Knowledge,” “known to Seller” and phrases of similar import mean, with respect to any matter in question relating to Seller, the actual knowledge of such matter by the individuals listed in Schedule 1.1(n) hereto, as of the date of this Agreement.

(o) “Law” means any federal, state, country, provincial, local or foreign statute, law, ordinance, regulation, rule, code or rule of common law.

(p) “Liability” means any indebtedness, obligation and other liability with respect to the Business or the Assets (whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due), including any fine, penalty, judgment, award or settlement respecting any judicial administrative or arbitration proceeding, damage, loss, claim or demand with respect to any Law.

(q) “Material Adverse Effect” means a material adverse effect on (a) the financial condition, assets, or results of operations of the Business, taken as a whole; or (b) the ability of Seller to perform its obligations under this Agreement or any Transaction Document; provided, however, that no change, event, development or effect relating to or resulting from the following, either alone or in combination, shall constitute, or be taken into account in determining whether there is, has been or is expected to result in, a Material Adverse Effect:

(i) changes in conditions affecting (x) generally, the commuter benefits industry with which Seller is involved or (y) the United States or global economy (unless, in the case of either (x) or (y), there is a substantially and materially disproportionate impact on Seller relative to other companies operating in the same industry as Seller),

(ii) general political, economic or business conditions or changes therein (including without limitation the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes or other natural disasters or acts of God) that do not affect Seller in a substantially and materially disproportionate manner compared to other companies participating in the same industry as Seller,

(iii) changes, events or occurrences in financial, credit, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index) or any interest rate or exchange rate changes or general financial or capital market conditions, including interest rates, or changes therein,

(iv) the negotiation, execution, announcement or performance of this Agreement or the performance or consummation of the transactions contemplated in this Agreement, any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, with customers, suppliers or employees (including without limitation, any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees),

(v) any action or omission required by this Agreement or pursuant to the express request of Buyer, or any action otherwise taken by Buyer,

(vi) the effect of incurring and paying expenses to advisors to Seller in connection with negotiating, entering into, performing and consummating the transactions contemplated by this Agreement,

(vii) any changes in applicable Laws or the interpretation thereof after the date hereof, or

(viii) changes in GAAP or other accounting standards, or authoritative interpretations thereof after the date hereof.

(r) “Organizational Documents” means, with respect to any Person (other than an individual), the articles or certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, limited partnership agreement and all other similar organizational documents of such Person, as applicable.

(s) “Permitted Encumbrances” means, as to any Asset, (A) liens for Taxes, assessments and governmental charges not yet due and payable or that are being contested in good faith; (B) zoning Laws and ordinances and similar Laws that are not materially violated by any existing improvement or that do not prohibit the use of the applicable Assets subject thereto as currently used in the operation of the Business; (C) any right reserved to any Governmental Authority to regulate the affected property (including restrictions stated in any permits); (D) in the case of any leased asset, (i) the rights of any lessor under the applicable lease agreement or any Encumbrance granted by any lessor or any Encumbrance that the applicable lease is subject to and (ii) any statutory Encumbrance for amounts that are not yet due and payable or that are being contested in good faith; (E) statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, materialmen and other Encumbrances imposed by Law for amounts that are not yet due and payable or that are being contested in good faith; (F) Encumbrances created by or through Buyer or any of its Affiliates; (G) Encumbrances not materially interfering with the present use of the Assets subject thereto; and (H) Encumbrances that will be released prior to or as of the Closing Date.

(t) “Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

(u) “Subsidiary” means (unless otherwise indicated), with respect to a Person, any other Person in which such Person has a direct or indirect equity or other ownership interest in excess of fifty percent (50%).

(v) “Superior Proposal” shall mean any bona fide written Acquisition Proposal that the Board of Directors has determined is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to Seller than the transaction contemplated by this Agreement (including after giving effect to any changes to the terms of this Agreement proposed by Buyer in response to such Acquisition Proposal or otherwise).

(w) “Tax” means any federal, state, local or foreign income, gross receipts, sales, use, ad valorem, employment, severance, transfer, gains, profits, excise, franchise, property, capital stock, premium, minimum and alternative minimum or other taxes, fees, levies, duties, assessments or charges of any kind or nature whatsoever imposed by any Governmental Authority (whether payable directly or by withholding), together with any interest, penalties (civil or criminal), additions to, or additional amounts imposed by, any Governmental Authority with respect thereto, and any expenses incurred in connection with the determination, settlement or litigation of any Liability therefor.

(x) “Tax Return” means a report, return or other information required to be supplied to a Governmental Authority with respect to any Tax.

1.2 Certain Additional Definitions. For all purposes of and under this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Agreement	Preamble
Additional Payment	2.3(a)
Adjusted Future Payment	2.3(b)
Alternative Acquisition Agreement	6.11(a)
Asset Purchase	Preamble
Assets	2.1(b)
Assignment and Assumption	3.2(a)
Assignments and Assumptions for Intellectual Property Rights	3.2(a)
Assignments and Assumptions for Leases	3.2(a)
Assumed Benefit Plan	6.7(b)
Assumed Liabilities	2.2(b)
Benefit Plan	4.15(a)
Bill of Sale	3.2(a)
Board of Directors	Preamble
Business	Preamble
Buyer	Preamble
Buyer Indemnitees	7.2(a)
Cap	7.4
Claim	7.3(a)
Claim Notice	7.3(a)
Closing	3.1
Closing Balance Sheet	2.3(c)
Closing Date	3.1
Closing Payment	2.3(b)
Closing Working Capital	2.3(c)
COBRA	4.15(b)
Contract(s)	2.1(b)
Court	Preamble
Deductible	7.4
Determination Date	Schedule 2.3
Employee	4.14
Estimated Closing Balance Sheet	2.3(c)
Estimated Working Capital	2.3(c)
Excluded Assets	2.1(c)
Excluded Liabilities	2.2(c)
Financial Statements	4.8(a)
Future Payment	2.3(b)
Indemnified Party	7.3(a)
Indemnifying Party	7.3(a)
Independent Accountant	2.3(c)

Term	Section
Insurance Policies	4.17(a)
Latest Balance Sheet	4.8(a)
Latest Balance Sheet Date	4.8(a)
Leased Real Property	2.1(b)
Letter of Credit	3.4
License(s)	2.1(b)
Liquidated Damages	9.2(a)
Material Contract(s)	4.12(a)
Material License(s)	4.13
New York Approval	6.4(b)
Notice of Disagreement	2.3(c)
Notice of Set-Off Dispute	7.5(b)
N-PCL	Preamble
Other Assignments and Assumptions	3.2(a)
Pending Claims	7.5(b)
Personal Property	2.1(b)
Purchase Price	2.3(a)
Real Property Leases	2.1(b)
Registered Intellectual Property	4.6
Representatives	6.11(a)
Retained Accounts	2.1(c)
Revocation of Approval	6.11(c)
Seller	Preamble
Seller Indemnitees	7.2(b)
Seller’s Mission	Preamble
Seller’s Organizational Documents	4.1
Survival Date	7.1(a)
Statement of Working Capital	2.3(c)
Termination Date	9.1(b)
Third Party Claim	7.3(b)
Transaction Documents	3.2(a)
Transferred Employee	6.7(a)
Working Capital	2.3(c)
Working Capital Target	2.1(b)

ARTICLE II.

PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets.

(a) Purchase and Sale. Upon the terms and subject to the conditions set forth herein, at the Closing, Buyer shall purchase from Seller, and Seller shall irrevocably sell, convey, transfer, assign and deliver to Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, all right, title and interest of Seller in and to the Assets.

(b) Assets. For all purposes of and under this Agreement, the term “Assets” shall mean, refer to and include all of Seller’s right, title and interest in and to all of the following items, in each case used in connection with the Business (other than Excluded Assets) and as in existence on the Closing Date:

(i) the tangible personal property and leasehold improvements, including machinery, equipment (including computer equipment), tools, furniture, fixtures, furnishings and shelving, owned by Seller as of the date hereof and used in the conduct of the Business, each as set forth on the fixed asset register attached hereto as Schedule 2.1(b)(i), and all inventory and supplies owned by Seller, each as set forth on Schedule 2.1(b)(ii) (collectively with the items set forth on Schedule 2.1(b)(i), “Personal Property”);

(ii) all lease(s) of real property (the “Real Property Leases”), as more fully described in Schedule 4.7, as to which Seller is the lessee (the real property demised by a Real Property Lease being called, the “Leased Real Property”);

(iii) all licenses, permits and authorizations issued by any Governmental Authority or private organization possessed by Seller and required for the operation of the Business and/or use of the Assets and all rights thereunder (each a “License” and, collectively, the “Licenses”), to the extent transferable by Seller to Buyer;

(iv) all currently existing contracts, agreements, non-governmental licenses, sales and purchase orders, customer agreements, indentures, notes, bonds, instruments, leases, conditional sales contracts, franchise agreements, concession agreements, security interests, guaranty agreements, binding commitments or other agreements (other than Real Property Leases, which are covered by (ii) above) to which Seller is a party pertaining to the Business or the operation and/or use of the Assets and all of Seller’s rights thereunder (together with the Real Property Leases, each a “Contract” and, collectively, the “Contracts”), to the extent transferable by Seller to Buyer;

(v) subject to any restrictions on transfer or assignment and to the extent used by Seller in the Business, all management and other systems, databases, computer software, computer disks and similar assets and all licenses and rights in relation thereto;

(vi) all books and records maintained by Seller relating to the operation of the Business;

(vii) Intellectual Property used in connection with the Business to the extent of Seller’s rights therein and subject to any restrictions on transfer or assignment thereof;

(viii) accounts, accounts receivable and notes receivable relating to the Business as of the Closing Date;

(ix) all prepaid expenses and charges paid by Seller prior to the Closing Date pertaining to periods after the Closing Date to the extent reflected on the Closing Balance Sheet;

(x) to the extent assignable, all of Seller’s rights, claims, credits, causes of action or rights of set-off against third parties relating to the Business or the Assets, including claims pursuant to all warranties, representations and guarantees made by suppliers, manufacturers, contractors and other third parties in connection with products or services purchased by or furnished to Seller for use in the Business or affecting any of the Assets;

(xi) cash, cash equivalents and securities of Seller in an amount sufficient to bring Working Capital to $0.00 (the “Working Capital Target”) (including bank accounts and other depository accounts other than the Retained Accounts); and

(xii) all goodwill associated with the Business or the Assets.

(c) Excluded Assets. Notwithstanding anything to the contrary herein, Seller shall not convey, assign, or transfer to Buyer, and Buyer shall not acquire or have any rights to acquire, any assets (the “Excluded Assets”) of Seller (i) other than those specifically described in Section 2.1(b) or (ii) to the extent provided for in this Section 2.1(c). Without limiting the generality of the foregoing, the following shall constitute Excluded Assets:

(i) all cash, cash equivalents and securities of Seller in excess of the amount needed to achieve the Working Capital Target (including Seller’s investment account at JPMorgan Chase & Co. and a checking account to be established to hold any such cash (collectively, the “Retained Accounts”));

(ii) all corporate, organizational, minute books and Tax records of Seller;

(iii) Seller’s corporate name;

(iv) nontransferable Licenses;

(v) all Insurance Policies (other than any Insurance Policies maintained as part of an Assumed Benefit Plan), any refunds paid or payable in connection with the cancellation or discontinuance of any such Insurance Policies, and any claims made under any such Insurance Policies;

(vi) management and other systems, databases, computer software, computer disks and similar assets and the licenses and related rights that are non-transferable, non-assignable or are not used exclusively by Seller in the Business;

(vii) any Intellectual Property identified on Schedule 2.1(c)(vii) or any of the URLs or domain names associated with the foregoing;

(viii) all rights of Seller under this Agreement, the Purchase Price hereunder, any agreement, certificate, instrument or other document executed and delivered by Seller or Buyer in connection with the transactions contemplated hereby, or any side agreement between Seller and Buyer entered into on or after the date of this Agreement; and

(ix) all assets and rights expressly set forth on Schedule 2.1(c)(ix), which Schedule shall include, for the avoidance of doubt, any and all assets of Seller that the Board has determined are essential to carrying out Seller’s Mission after the Closing to the extent not integral to the Business.

2.2 Assumption of Liabilities.

(a) Assumption. Upon the terms and subject to the conditions set forth herein, at the Closing, Buyer shall assume from Seller (and thereafter pay, perform, discharge or otherwise satisfy in accordance with their respective terms), and Seller shall irrevocably convey, transfer and assign to Buyer, all of the Assumed Liabilities of Seller.

(b) Assumed Liabilities. For all purposes of and under this Agreement, the term “Assumed Liabilities” shall mean, refer to and include all Liabilities of Seller arising out of or relating to the operation of the Business and/or the Assets, whether arising before or after the Closing Date, excluding only the Excluded Liabilities.

(c) Excluded Liabilities. Buyer shall not assume, and the term “Assumed Liabilities” shall not mean, refer to or include (and, therefore, the “Excluded Liabilities” shall consist of) the following:

(i) Liabilities or indebtedness for borrowed money;

(ii) Liabilities of Seller in respect of transaction costs payable by it pursuant to Section 6.6 hereof; and

(iii) Liabilities arising out of the pending Avignone litigation referred to on Schedule 4.9.

2.3 Consideration for Assets.

(a) Consideration. Subject to adjustment as provided in Sections 2.3(b) and 2.3(c) hereof, the consideration for the Assets shall be:

(i) $36,000,000.00 in cash (the “Purchase Price”);

(ii) $1,000,000.00 in cash, (the “Additional Payment”), payable in five (5) equal annual installments to an account specified by Seller;

(iii) the assumption by Buyer of the Assumed Liabilities pursuant to Section 2.2(a) hereof.

(b) Timing of Payments. Eighty-five percent (85%) of the Purchase Price (the “Closing Payment”) shall be payable at Closing and the remaining fifteen percent (15%) of the Purchase Price (the “Future Payment”) shall be paid by Buyer (through a cash payment or through drawdown by Seller on the Letter of Credit) within five (5) days of the Determination Date in accordance with and subject to the provisions of Schedule 2.3 hereto, but subject to set-off for any indemnified Claims in accordance with Section 7.5 hereof (the Future Payment, as adjusted in accordance with Schedule 2.3 and reduced by any such Claims, the “Adjusted Future Payment”).

(c) Working Capital Adjustment.

(i) For all purposes of and under this Agreement, the term “Working Capital” shall mean (A) the aggregate value of the current assets of the Business included within the Assets, minus (B) the aggregate value of the current liabilities of the Business included within the Assumed Liabilities, each calculated as of the Closing to the extent practicable in accordance with GAAP applied in a manner consistent with and using the methodology used in the preparation of the Latest Balance Sheet (which methodology is deemed acceptable to Buyer). For the purpose of clarity, an illustrative calculation of Working Capital, calculated based on the Latest Balance Sheet, is attached hereto as Schedule 2.3(c).

(ii) Not more than five (5) Business Days, but in no event less than two (2) Business Days, before the Closing, Seller shall in good faith prepare and deliver to Buyer an estimated unaudited balance sheet (“Estimated Closing Balance Sheet”), setting forth Seller’s estimate of the Working Capital (the “Estimated Working Capital”) as of the Closing Date. Seller will make available to Buyer all records and work papers used in preparing Seller’s estimate of the Working Capital and Buyer shall notify Seller of any good faith disagreement with such calculation.

(iii) As promptly as practicable, but in any event within sixty (60) calendar days following the Closing, Seller shall cause to be prepared and delivered to Buyer an unaudited balance sheet, to the extent practicable in accordance with GAAP applied in a manner consistent with and using the methodology used in the preparation of the Latest Balance Sheet (which methodology is deemed acceptable to Buyer), dated as of the Closing Date (the “Closing Balance Sheet”) and a statement (the “Statement of Working Capital”) setting forth the Working Capital as of the Closing Date (the “Closing Working Capital”). Buyer shall afford Seller and its agents and representatives access to all books, records and work papers in order to prepare the Closing Balance Sheet and the Statement of Working Capital, including to the extent provided in Section 6.8.

(iv) If Buyer disagrees in good faith with the Statement of Working Capital, then Buyer shall notify Seller in writing (the “Notice of Disagreement”) of such disagreement within thirty (30) calendar days following delivery of the Closing Balance Sheet and the Statement of Working Capital. The Notice of Disagreement shall set forth in reasonable detail the basis for the disagreement described therein. Thereafter, Seller and Buyer shall attempt in good faith to resolve and finally determine the amount of the Closing Working Capital. If Seller and Buyer are unable to resolve the disagreement within thirty (30) calendar days following delivery of the Notice of Disagreement, then Seller and Buyer shall select a mutually acceptable, nationally recognized independent accounting firm that does not then have a relationship with Seller or Buyer, or any of Affiliate thereof (the “Independent Accountant”), to resolve the disagreement and make a determination with respect thereto as promptly as practicable; provided that if Seller and Buyer cannot agree, the Independent Accountant shall be selected by an accounting firm designated by Buyer and an accounting firm designated by Seller. Such determination will be made, and written notice thereof given to Seller and Buyer, within thirty (30) calendar days after such selection. The determination by the Independent Accountant shall be final, binding and conclusive upon Seller and Buyer. The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the resolution of the unresolved disputed items described in the Notice of Disagreement, and the recalculation, if any, of the Closing Working Capital in light of such resolution. If an Independent Accountant is engaged pursuant to this Section 2.3(c)(iv), the fees and expenses of the Independent Accountant shall be borne equally by Seller and Buyer.

(v) Within ten (10) calendar days after (x) the expiration of the thirty (30) day period after delivery of the Statement of Working Capital if no Notice of Disagreement shall have been delivered, (y) the resolution by Seller and Buyer of the items in any Notice of Disagreement, or (z) the delivery of a notice of determination by the Independent Accountant as described above, as the case may be, any payment required by this Section 2.3(c)(v) shall be made based on such determination of Closing Working Capital. In the event that the Closing Working Capital is:

(A)	less than the Working Capital Target, then Seller shall pay to Buyer the amount of such difference by wire transfer of immediately available funds to an account designated by Buyer; or

(B)	greater than the Working Capital Target, Buyer shall pay to Seller the amount of such difference by wire transfer of immediately available funds to an account designated by Seller;

; provided that notwithstanding the forgoing, no payments shall be made pursuant to this Section 2.3(c)(v), if the Closing Working Capital is within Fifty Thousand Dollars ($50,000.00) of the Working Capital Target.

(d) Allocation of Purchase Price. The consideration for the Assets provided herein shall be allocated among the various categories of Assets in accordance with their respective fair market values. The parties hereto shall use their reasonable efforts prior to Closing to reach agreement on a reasonable allocation of consideration to such categories of Assets. If Buyer and Seller reach such agreement, Buyer and Seller (i) shall execute and file all Tax Returns in a manner consistent with the allocation determined pursuant to this Section 2.3(d) and (ii) shall not take any position before any Governmental Authority or in any judicial proceeding that is inconsistent with such allocation. Such agreement shall not be a condition to Closing. Seller and Buyer shall each timely file a Form 8594 with the IRS in accordance with the requirements of Section 1060 of the Internal Revenue Code. In the event that the parties do not agree to a purchase price allocation then each party hereto shall file its own Form 8594.

ARTICLE III.

THE CLOSING

3.1 Time and Place. The consummation of the transactions contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., New York time, on the date (the “Closing Date”) which is the first (1st) Business Day of the month following satisfaction and fulfillment or, if permissible pursuant to the terms hereof, waiver of the conditions set forth in Article VII hereof. The Closing shall be held at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, NY 10103 at such time as provided for in this Section 3.1, unless another time, date or place is mutually agreed upon in writing by Seller and Buyer.

3.2 Closing Deliveries of Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following instruments, certificates and other documents, dated as of the Closing Date and executed or acknowledged (as applicable) on behalf of Seller by a duly authorized officer thereof, in order to consummate the transactions contemplated hereby, including the transfer of the Assets to Buyer pursuant to Section 2.1 hereof:

(a) Instruments of Transfer and Assignment.

(i) a bill of sale substantially in the form attached hereto as Exhibit A (the “Bill of Sale”);

(ii) an instrument of assignment and assumption substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption”);

(iii) an assignment and assumption of lease or leases with respect to the Leased Real Property substantially in the form attached hereto as Exhibit C (the “Assignments and Assumptions for Leases”);

(iv) assignments and assumptions of Intellectual Property Rights substantially in the form attached hereto as Exhibit D (the “Assignments and Assumptions for Intellectual Property Rights”); and

(v) such other instruments of transfer as may be necessary to convey any Asset to Buyer (the “Other Assignments and Assumptions,” and collectively with the other instruments of transfer and assignment described in this Section 3.2(a), the “Transaction Documents”).

(b) Closing Certificates.

(i) An officer’s certificate to be delivered by Seller, which shall certify as to the satisfaction of the conditions set forth in Sections 8.1(a) and 8.1(b) hereof; and

(ii) a secretary’s or assistant secretary’s certificate to be delivered by Seller certifying as of the Closing Date (A) a true and complete copy of the organizational documents of Seller certified as of a recent date by the Secretary of State of the State of New York, (B) a certificate of each appropriate Secretary of State certifying the good standing of Seller in its state of incorporation and all states in which it is qualified to do business, (C) a true and complete copy of the resolutions of the Board of Directors authorizing the execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby and (D) incumbency matters.

3.3 Closing Deliveries of Buyer. At the Closing, Buyer shall make the payment and deliver, or cause to be delivered, to Seller the following instruments, certificates and other documents, dated as of the Closing Date and executed or acknowledged (as applicable) on behalf of Buyer by a duly authorized officer thereof, in order to pay for the Assets and effect the assumption of all Assumed Liabilities from Seller pursuant to Section 2.2 hereof:

(a) Purchase Price.

(i) To Seller an amount in cash equal to the Closing Payment; and the first Additional Payment installment; each payable by wire transfer of immediately available funds to such account(s) as may be designated in writing by Seller.

(ii) Delivery to Seller of the Letter of Credit.

(b) Instruments of Assumption.

(i) The Assignment and Assumption;

(ii) the Assignments and Assumptions for Leases;

(iii) the Assignments and Assumptions for Intellectual Property Rights;

(iv) any Other Assignments and Assumptions;

(v) copies of any documents and filings required in connection with the payment of transfer Taxes by Buyer; and

(vi) all other instruments and certificates of assumption, novation and release as Seller may reasonably request in order to effectively make Buyer responsible for all Assumed Liabilities and release Seller therefrom to the fullest extent permitted under applicable Law.

(c) Closing Certificates.

(i) An officer’s certificate which shall certify as to the satisfaction of the conditions set forth in Sections 8.2(a) and 8.2(b) hereof; and

(ii) a secretary’s or assistant secretary’s certificate certifying as of the Closing Date (A) a true and complete copy of the organizational documents of Buyer certified as of a recent date by the Secretary of State of the State of Delaware, (B) a certificate of each appropriate Secretary of State certifying the good standing of Buyer in the states of Delaware, New York and California, (C) a true and complete copy of the resolutions of the board of directors of Buyer and the resolutions of its stockholder each authorizing the execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby and (D) incumbency matters.

3.4 Letter of Credit. At the Closing, Buyer shall deliver to Seller an irrevocable standby letter of credit with a face amount of Five Million Four Hundred Thousand Dollars ($5,400,000) (the “Letter of Credit”) in form and substance satisfactory to Seller and provided by a financial institution reasonably acceptable to Seller. Buyer shall cause the Letter of Credit to remain outstanding until such time that the Buyer shall have paid or no longer owes (due to reduction and offset) the undisputed portion of the Adjusted Future Payment to Seller or the Seller shall have drawn upon the Letter of Credit in respect of such amount. Seller shall be permitted to draw upon the Letter of Credit only in the event Buyer fails to pay the Adjusted Future Payment to Seller within five (5) business days of the Determination Date. In such event Seller shall be entitled to draw upon the Letter of Credit an amount equal to the Adjusted Future Payment, less the amount of any Pending Claims. Buyer shall be required to post replacement letters of credit to the extent provided on Schedule 2.3 and in Section 7.5(b). Buyer shall bear all costs and expenses of any letter of credit issued pursuant to this Agreement.

3.5 Further Assurances. At and after the Closing, and without further consideration therefor, (i) Seller shall execute, or arrange the execution of, and deliver to Buyer such further instruments and certificates of conveyance and transfer as Buyer may reasonably request in order to more effectively convey and transfer the Assets from Seller to Buyer and (ii) Buyer shall execute, or shall arrange the execution of, and deliver to Seller such further instruments and certificates of assumption, novation and release as Seller may reasonably request in order to effectively make Buyer responsible for all Assumed Liabilities and release Seller therefrom to the fullest extent permitted under applicable Law.

3.6 Assignment of Contracts and Licenses. To the extent that transfer or assignment hereunder by Seller to Buyer of any Contract or License is not permitted or is not permitted without the consent or approval of another Person, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent or approval is not given or if such an undertaking otherwise would constitute a breach thereof or cause a loss of benefits thereunder. Seller (and Buyer where required) shall use its commercially reasonable efforts to obtain any and all such third party consents or approvals under all Material Contracts and Material Licenses; provided, however, that neither Seller nor Buyer shall be required to pay or incur any cost or expense to obtain any third party consent or approval that it is not otherwise required to pay or incur in accordance with the terms of the applicable Material Contract or Material License, except for reasonable and customary legal fees and expenses. If any such third party consent or approval for the assignment or transfer of a Material Contract is not obtained before the Closing, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide for Buyer after the Closing the benefits intended to be assigned to Buyer under the applicable Material Contract, including enforcement at the cost and for the account of Buyer of any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise; provided that Buyer shall (i) undertake to pay or satisfy the corresponding Liabilities for the enjoyment of such benefit to the extent that Buyer would have been responsible therefor hereunder if such consent, waiver or approval had been obtained and (ii) indemnify and hold harmless Seller for any costs, expenses or Liabilities (including legal fees and expenses) incurred by them in connection with the enforcement of such Material Contract.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that except as set forth in Seller’s disclosure Schedules attached hereto:

4.1 Organization. Seller is duly organized, validly existing and in good standing as a not-for-profit corporation under the Laws of the State of New York, with all requisite corporate power and authority to own, operate or lease the Assets as now owned, operated or leased by it, and to conduct the Business substantially as presently conducted by it. Seller has made available to Buyer true and complete copies of its Organizational Documents (the “Seller’s Organizational Documents”), each as amended and in effect as of the date of this Agreement.

4.2 Authority. Seller has all requisite corporate power and authority to enter into and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, to consummate the transactions contemplated hereby and thereby, and to assume and perform the Assumed Liabilities. The execution and delivery by Seller of this Agreement and the Transaction Documents to which it is a party, and subject to receipt of the New York Approval, the performance by Seller of its obligations hereunder and thereunder, the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and the Transaction Documents to which Seller is a party shall be, duly executed and delivered by Seller. Assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Buyer, this Agreement constitutes, and each of the Transaction Documents to which Seller is a party (when so executed and delivered) will constitute, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally, and (ii) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

4.3 No Violation; Third Party Consents. Assuming that all consents, waivers, approvals, orders and authorizations described in Sections 4.2 and 4.4 hereto have been obtained and all registrations, qualifications, designations, declarations or filings with any Governmental Authorities described in Section 4.4 hereto have been made, and, except as set forth in Schedule 4.3 hereto, the execution and delivery by Seller of this Agreement and the Transaction Documents, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby, will not conflict with or violate, constitute a default under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any obligation or loss of any benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the Assets pursuant to, or require Seller to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under, the terms and provisions of (i) Seller’s Organizational Documents, (ii) any Material Contract, or (iii) any Law applicable to Seller or any of the Assets, or any Governmental Order issued by a Governmental Authority by which Seller or any of the Assets is bound or obligated, except, in the case of clauses (ii) and (iii) of this Section 4.3, as would not reasonably be expected to have a Material Adverse Effect.

4.4 Government Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of Seller in connection with the execution and delivery by Seller of this Agreement and the Transaction Documents, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the Asset Purchase except (i) any filings, applications or approvals that may be required with respect to the New York Approval, or (ii) where the failure to obtain such consent, waiver, approval, order or authorization, or to make such registration, qualification, designation, declaration or filing, would not reasonably be expected to have a Material Adverse Effect.

4.5 Tangible Personal Property. Schedule 4.5 hereto contains a list of all tangible personal property owned by Seller included in the Assets that is material to the conduct of the Business as presently conducted that, individually, has a book value in excess of $5,000. As of the date hereof, Seller owns all tangible personal property included in the Assets, free and clear of all Encumbrances, except Permitted Encumbrances. THE TANGIBLE PERSONAL PROPERTY INCLUDED IN THE ASSETS IS BEING SOLD TO BUYER ON AN “AS-IS” BASIS (SUBJECT TO NORMAL WEAR AND TEAR) AND SELLER HEREBY DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES REGARDING THE FITNESS OR CONDITION OF SUCH TANGIBLE PERSONAL PROPERTY SOLD BY IT, INCLUDING ANY WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE OR WARRANTY OF MERCHANTABILITY.

4.6 Intellectual Property and Proprietary Rights. Schedule 4.6 sets forth a correct and complete list of all of Seller’s registered Intellectual Property comprising part of the Assets (“Registered Intellectual Property”) and sets forth the owner and nature of the interest of Seller therein.

(a) Seller owns all right, title and interest in and to each item of Registered Intellectual Property and/or has the right to use the Registered Intellectual Property. Except as disclosed in Schedule 4.6(a), the Registered Intellectual Property has been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or other filing office, to the extent necessary or desirable to ensure commercially reasonable protection under applicable United States federal or state Law, and such registrations, filings, issuances and other actions remain in full force and effect.

(b) To the Knowledge of Seller, the Business as currently conducted does not infringe or otherwise conflict with the right of any Person with respect to any Intellectual Property and no claim is pending or, to the Knowledge of Seller, has been threatened with respect to any infringement or conflict resulting from Seller’s conduct of the Business, except to the extent that any infringement or conflict could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as disclosed in Schedule 4.6(c), to the Knowledge of Seller, none of the Intellectual Property owned by Seller is being materially infringed, nor is such Intellectual Property being materially used or available for use by any Person other than Seller.

4.7 Real Property. Seller owns no real property. Schedule 4.7 describes the Leased Real Property, which is all the real property leased to Seller and used in connection with the Business.

4.8 Financial Statements; Absence of Certain Changes.

(a) Attached as Schedule 4.8(a) hereto are true, correct and complete copies of the following financial statements all prepared in accordance with GAAP (collectively, the “Financial Statements”): (i) the audited balance sheet of Seller as at December 31, 2010 and 2009 and the related audited statements of income and statements of cash flow for each of the years then ended, (ii) Seller’s unaudited balance sheet (the “Latest Balance Sheet”) as of September 30, 2011 (the “Latest Balance Sheet Date”), and (iii) the related unaudited income statements for the nine months then ended. The Financial Statements were derived from the books and records of Seller and fairly present, in all material respects, the financial position and results of operations of Seller as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Latest Balance Sheet and the income statement for the nine-month period ended on the Latest Balance Sheet Date, to normal and recurring year-end adjustments in accordance with GAAP applied in a manner consistent with the preparation of the annual audited Financial Statements.

(b) There has been no change in the Business since the Latest Balance Sheet Date that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect.

4.9 Litigation; Governmental Orders.

(a) Except as set forth in Schedule 4.9 hereto, there are no pending or, to the Knowledge of Seller, threatened Actions by any Person or Governmental Authority against or relating to Seller with respect to the Business or to which any of the Assets being sold by it are subject, other than those which would not reasonably be expected to have a Material Adverse Effect.

(b) Seller is not subject to or bound by any Governmental Order other than those which would not reasonably be expected to have a Material Adverse Effect.

4.10 Compliance with Laws.

(a) Except as set forth in Schedule 4.10 hereto, as of the date hereof Seller is in compliance with, and Seller has never received any claim or notice that it is not in compliance with, each material Law or Governmental Order applicable to the Business, except as would not reasonably be expected to have a Material Adverse Effect.

(b) Seller has no Knowledge of any pending or proposed change to the New York State abandoned property laws subjecting the expired and unredeemed TransitChek® Vouchers and expired TransitChek® Cards with remaining pre-Tax funds to escheatment in New York State or of any claims or issues raised by any regulatory authorities regarding the same.

4.11 Taxes.

(a) Except as set forth in Schedule 4.11(a), all Tax Returns required to be filed by or on behalf of Seller have been filed in a timely manner with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed (taking into account all extensions) and all Taxes shown to be due and payable on such filed Tax Returns have been paid in full;

(b) Except as set forth in Schedule 4.11(b), none of such Tax Returns are now under audit or examination by any Governmental Authority and there is no action now pending or, to the knowledge of Seller, threatened against Seller with respect to any Tax relating to the Business or the Assets;

(c) Seller has not given or been requested to give any waiver or extensions of any statute of limitations with respect to the payment of Taxes relating to the Business or the Assets;

(d) No claim has been made by a Governmental Authority in a jurisdiction where Tax Returns concerning or relating to Seller or its income, operations, assets or activities have not been filed such that it is or may be subject to taxation by that jurisdiction; and

(e) Seller has withheld and paid all Taxes required to have been withheld and paid, including Taxes withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or other third party.

4.12 Contracts.

(a) Schedule 4.12(a) hereto contains a list of the following Contracts included in the Assets (each, a “Material Contract” and, collectively, the “Material Contracts”), which are material to the Business: (i) capital or operating leases relating to any Assets, including Real Property Leases, involving annual payments in excess of $100,000 in the aggregate; (ii) non-competition or other agreements restricting the ability of Seller to engage in the Business in any location; (iii) employment, independent contractor, consulting, separation, collective bargaining or other labor agreements; (iv) agreements under which Seller is obligated to indemnify any other Person, other than any agreement that requires indemnification solely in connection with or as a result of a breach of such agreement or in connection or as a result of Seller’s gross negligence or willful misconduct; and (v) each other Contract (other than customer contracts) involving payments made to or by Seller that exceeded in 2010, or are expected to exceed in 2011, $100,000 and with respect to customer contracts, involving payments to Seller that exceeded in 2010, or are expected to exceed in 2011, $1 million. Notwithstanding the foregoing, Material Contracts do not include any agreement entered into by Seller in the ordinary course of business that is terminable by Seller upon ninety (90) days or less notice without penalty.

(b) As of the date hereof, (i) each Material Contract represents a valid, binding and enforceable obligation of Seller in accordance with the respective terms thereof and, to Seller’s Knowledge, represents a valid, binding and enforceable obligation of each of the other parties thereto, (ii) no outstanding notice of default has been sent or received under any Material Contract, in any case which has had or could reasonably be expected, to have a Material Adverse Effect, and (iii) true and complete copies of the Material Contracts have been made available to Buyer.

4.13 Licenses. Seller owns or possesses all right, title and interest in and to all Licenses which are necessary for it to conduct the Business substantially as currently conducted, except for such Licenses which the failure to obtain or possess would not have a Material Adverse Effect (each, a “Material License” and, collectively, the “Material Licenses”). There are no Material Licenses included in the Assets. No loss or expiration of any such Material License has occurred, is pending or, to the Knowledge of Seller, threatened, other than the expiration of any such Material License in accordance with the terms thereof.

4.14 Employees. Seller has provided to Buyer a list of all employees of Seller who, as of the date of this Agreement, have employment duties related to the Business and who will not be retained by Seller in connection with Seller’s Mission, including any employee who is an inactive employee on paid or unpaid leave of absence, short-term disability or long-term disability. Such list sets forth as to each such employee who will not be retained by Seller in connection with Seller’s Mission, his or her date of hire, current title or job description, salary and annual bonus opportunity. Each employee on such list who remains employed by Seller immediately prior to the Closing (whether actively or inactively), and each new employee who is hired to work in the Business following the date hereof and prior to the Closing who remains employed by Seller immediately prior to the Closing, is referred to herein as an “Employee.”

4.15 Employee Benefit Plans.

(a) Schedule 4.15(a) hereto lists each material “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other material employment, incentive, severance, or fringe benefit plan, policy, agreement or arrangement provided or maintained by the Company to, with or for the benefit of any Employee (each, a “Benefit Plan”). With respect to each Benefit Plan, Seller has furnished or made available to Buyer true and complete copies of the governing Benefit Plan document(s) and, where applicable, (1) any trust agreement, Insurance Policy or other instrument governing the funding vehicle maintained as part of such Benefit Plan, (2) the current summary plan descriptions and summaries of material modifications, (3) the most recent determination or opinion letter issued by the IRS, and (4) the most recent Form 5500 filing.

(b) No Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, and Seller has never maintained, contributed to or had any obligation or liability, direct or indirect, under or with respect to any “employee pension plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV of ERISA, including, without limitation, a “multiemployer plan” as that term is defined in Section 3(37) of ERISA. Except as required by Section 4980B of the Code (“COBRA”), no Assumed Benefit Plan provides post-termination group health or other welfare benefits to any Employee (or any dependents or beneficiaries of any Employee).

(c) Each Assumed Benefit Plan has been administered in all material respects in accordance with its terms and the requirements of applicable law. To Seller’s Knowledge, each Assumed Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified in form and in operation. There are no pending or, to Seller’s Knowledge, threatened claims, governmental audits or investigations with respect to any Assumed Benefit Plan, other than routine claims for benefits. All contributions, premium and benefit payments required to be made under or in connection with each Assumed Benefit Plan through the date hereof have been made or properly accrued.

4.16 Labor Matters.

(a) There is not pending or, to the Knowledge of Seller, threatened against Seller, any labor dispute, strike or work stoppage that affects or interferes with the operation of the Business, and to the Knowledge of Seller there is no organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of the Business. Seller has not experienced any strike, work stoppage or other similar significant labor difficulties within the twelve (12) months preceding the date of this Agreement.

(b) (i) Seller is not a signatory or a party to, or otherwise bound by, any collective bargaining agreement which covers employees or former employees of the Business, (ii) Seller has not agreed to recognize any union or other collective bargaining unit with respect to any employees of the Business, and (iii) no union or other collective bargaining unit has been certified as representing any employees of the Business.

4.17 Insurance.

(a) Seller maintains insurance in respect of the Assets and the Business covering such risks, in such amounts, with such terms and with such insurers as Seller has determined is appropriate in light of the Business (such insurance, the “Insurance Policies”).

(b) All of the Business Insurance Policies are in full force and effect. Seller is not in default with respect to any material provision contained in any such Insurance Policy. Seller has not received any notice of cancellation or non-renewal of any such Insurance Policy.

4.18 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Buyer without the intervention of any Person on behalf of Seller in such manner as to give rise to any valid claim by any Person against Buyer for a finder’s fee, brokerage commission or similar payment.

4.19 No Other Representations or Warranties. Except for the specific representations and warranties contained in this Article IV (as modified by the Schedules hereto), neither Seller nor any other Person makes any other express or implied representation or warranty, including with respect to Seller, the Assets, the Assumed Liabilities or the Asset Purchase, and Seller disclaims any other representations or warranties, whether made by Seller, any of its officers, directors, employees, agents or representatives or any other Person.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

5.1 Organization. Buyer is duly organized, validly existing and in good standing under the Laws of the State of Delaware.

5.2 Authority. Buyer has all requisite power and authority to enter into and deliver this Agreement and the Transaction Documents to which it will be party, to perform its obligations hereunder and thereunder, to consummate the transactions contemplated hereby and thereby, and to assume and perform the Assumed Liabilities. The execution and delivery by Buyer of this Agreement and the Transaction Documents to which it will be party, the performance by Buyer of its obligations hereunder and thereunder, the consummation by Buyer of the transactions contemplated hereby and thereby, and the assumption and performance of the Assumed Liabilities, have been duly authorized by all necessary action on the part of Buyer. This Agreement has been, and the Transaction Documents to which Buyer will be party shall be, duly executed and delivered by Buyer. Assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Seller, this Agreement constitutes, and each of the Transaction Documents to which Buyer will be party (when so executed and delivered) will constitute, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally, and (ii) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

5.3 No Violation; Third Party Consents. Assuming that all consents, waivers, approvals, orders and authorizations described in Section 5.4 hereto have been obtained and all registrations, qualifications, designations, declarations or filings with any Governmental Authorities described in Section 5.4 hereto have been made, the execution and delivery by Buyer of this Agreement and the Transaction Documents to which it will be party, the performance by Buyer of its obligations hereunder and thereunder, the consummation by Buyer of the transactions contemplated hereby and thereby, and the assumption and performance of the Assumed Liabilities, will not conflict with or violate, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any obligation or loss of any benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets or properties of Buyer pursuant to, or require Buyer to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result, or under the terms or provisions of (i) the organizational documents of Buyer, (ii) any contract, agreement, non-governmental license, sales and purchase orders, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, concession agreement, security interest, guaranty, binding commitment or other agreement to which Buyer is a party or is bound, or (iii) any Law applicable to Buyer, or any Governmental Order issued by a Governmental Authority by which Buyer is in any way bound or obligated, except, in the case of clauses (ii) and (iii) of this Section 5.3, as would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Transaction Documents to which it will be party, to assume and perform the Assumed Liabilities or to consummate on a timely basis the transactions contemplated hereby or thereby.

5.4 Governmental Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of Buyer in connection with the execution and delivery by Buyer of this Agreement and the Transaction Documents to which it will be party, the performance by Buyer of its obligations hereunder and thereunder, the consummation by Buyer of the transactions contemplated hereby and thereby, the assumption and performance of the Assumed Liabilities, except (i) any filings, applications or approvals that may be required with respect to the New York Approval, or (ii) where the failure to obtain such consent, waiver, approval, order or authorization, or to make such registration, qualification, designation, declaration or filing, would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement, the Transaction Documents to which it will be party, to assume and perform the Assumed Liabilities or to consummate on a timely basis the transactions contemplated hereby or thereby.

5.5 Litigation. There are no pending or, to the knowledge of Buyer, threatened Actions by any Person or Governmental Authority against or relating to Buyer (or any Affiliate of Buyer) or by which Buyer or its assets or properties are or may be bound which, if adversely determined, would have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Transaction Documents to which it will be party, to assume and perform the Assumed Liabilities or to consummate on a timely basis the transactions contemplated hereby or thereby.

5.6 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer (or an Affiliate of Buyer) directly with Seller without the intervention of any Person on behalf of Buyer in such manner as to give rise to any valid claim by any Person against Seller for a finder’s fee, brokerage commission or similar payment.

5.7 Compliance with Laws. Buyer is in compliance with, and Buyer has never received any claim or notice that it is not in compliance with, each material Law or Governmental Order applicable to it, except as would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Transaction Documents to which it is a party, to assume and perform the Assumed Liabilities or to consummate on a timely basis the transactions contemplated hereby or thereby.

5.8 Financing. Buyer has, and will have at the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it in accordance with the terms of this Agreement.

5.9 Financial Statements; Absence of Certain Changes.

(a) Buyer has provided Seller with true, correct and complete copies of the following financial statements: (i) the audited balance sheet of Buyer as at December 31, 2010 and 2009 and the related audited statements of income and statements of cash flow for each of the years then ended, (ii) Buyer’s unaudited balance sheet as of September 30, 2011, and (iii) the related unaudited income statements for the nine months then ended. Such financial statements were derived from the books and records of Buyer and fairly present, in all material respects, the financial position and results of operations of Buyer as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of Buyer’s September 30, 2011 balance sheet and the income statement for the nine-month period then ended, to normal and recurring year-end adjustments in accordance with GAAP applied in a manner consistent with the preparation of Buyer’s annual audited financial statements.

(b) There has been no change in Buyer’s business or results of operations since September 30, 2011 that has resulted in, or could reasonably be expected to result in a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Transaction Documents to which it will be party, to assume and perform the Assumed Liabilities or to consummate on a timely basis the transactions contemplated hereby or thereby.

5.10 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Buyer shall be Solvent (as hereinafter defined). No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller. For purposes of this Section 5.10: (a) “Solvent,” when used with respect to Buyer, means that, as of any date of determination (i) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) Buyer will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged, and (iii) Buyer will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by this

Agreement, and the term “Solvency” shall have a correlative meaning; (b) “debt” means liability on a claim; (c) “claim” means (i) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, or (ii) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; and (d) “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of Buyer (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

ARTICLE VI.

COVENANTS AND AGREEMENTS

6.1 Conduct of Business.

(a) During the period commencing upon the execution and delivery hereof by the parties hereto and terminating upon the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 9.1 hereof, unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise required by Law or to enable Seller to comply with its obligations hereunder or as otherwise set forth in Schedule 6.1 hereto, Seller shall (i) use commercially reasonable efforts to conduct the operations of the Business in the ordinary course of business, consistent with past practice, except to the extent otherwise provided herein or previously disclosed to Buyer, (ii) use commercially reasonable efforts to preserve and maintain in all material respects the goodwill of the Business and the current relationships of Seller with Employees, customers, suppliers and others with significant and recurring business dealings with the Business, (iii) use commercially reasonable efforts to maintain all Material Licenses substantially in the manner currently conducted by Seller, (iv) maintain the books of account and records of the Business in the usual, regular and ordinary manner, consistent with past practices, and (v) use commercially reasonable efforts to maintain the Personal Property in such operating condition as is (given the age of such property and the use to which such property is put and ordinary wear and tear excepted) in accordance with industry practice.

(b) Without limiting the foregoing, during the period commencing upon the execution and delivery of this Agreement by the parties hereto and terminating upon the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 9.1 hereof, unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), but except as otherwise by Law or required to enable Seller to comply with its obligations hereunder or as otherwise set forth on Schedule 6.1 hetero, Seller shall use commercially reasonable efforts not to take, or cause to be taken, any of the following actions to the extent such actions relate to the Business:

(i) make any change in any method of accounting or accounting practice utilized in the preparation of the Financial Statements, except for any such change required by reason of GAAP;

(ii) employ or commit to employ any person other than (a) on an at-will basis or (b) to fill any vacancy or opening or in connection with any offer of employment in effect as of the date of this Agreement or (c) as may be reasonably necessary to replace any employee who ceases to be employed for any reason on or after the date of this Agreement;

(iii) increase any wage, salary, bonus or other compensation payable or to become payable to any of the Employees, or make any accrual for or commitment or agreement to make or pay the same, other than increases in wages, salary, bonuses or other compensation made in the ordinary course of business, consistent with past practice, or those required by any existing Contract or Law, provided however, Seller may offer retention bonuses to any of the Employees at the sole expense of Seller;

(iv) adopt or amend any Assumed Benefit Plan, other than amendments made in order to comply with applicable Law;

(v) (A) sell or make any other disposition of any of the Assets except (x) obsolete assets that are not in use in the operation of the Business; (y) pursuant to existing contracts or commitments; or (z) in the ordinary course of business, consistent with past practice; and (B) grant or incur an Encumbrance on any of the Assets, other than Permitted Encumbrances;

(vi) except in the ordinary course of business, consistent with past practice, materially amend, materially modify or terminate any Material License;

(vii) acquire or purchase any other business, the assets and liabilities of which would become part of the Assets and the Assumed Liabilities;

(viii) enter into any contract, agreement or arrangement where Seller would be required to make payments of $250,000 or more in each individual case; or

(ix) enter into any binding agreement to do any of the foregoing.

6.2 Access and Information. Subject to the terms of the Confidentiality Agreement, during the period commencing upon the execution and delivery hereof by the parties hereto and continuing thereafter for a period of six (6) years from the Closing Date, unless this Agreement is terminated pursuant to and in accordance with the terms of Section 9.1 hereof, Seller shall permit Buyer and its authorized agents and representatives to have reasonable access, upon reasonable notice and during normal business hours, to all of its relevant books, records and documents of or relating to the Business and the Assets, and shall furnish to Buyer such information and data, financial records and other documents in its possession relating to the Business and the Assets as Buyer may reasonably request; provided that such access shall not unduly disrupt the normal operations of Seller. In addition, Seller shall reasonably cooperate and use commercially reasonable efforts to request its auditors to assist, at Buyer’s sole cost and expense, as requested by Buyer, in providing information or assistance relating to its Form S-1 registration process and any other filings required to be made under the Securities Act of 1933 or Exchange Act of 1934.

6.3 Confidentiality. The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect from the date hereof until the Closing in accordance with the terms thereof, such that the information obtained by Buyer, or its officers, employees, agents or representatives, in connection with the negotiation, execution and performance of this Agreement, the consummation of the transactions contemplated hereby, or otherwise, shall be governed by the terms set forth in the Confidentiality Agreement; provided, however, that in the event of the termination of this Agreement, the terms of the Confidentiality Agreement incorporated herein by reference shall survive indefinitely.

6.4 Further Actions.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including the terms of Section 6.4(b) hereof), Seller and Buyer shall each use their respective best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby, including (but subject to Section 3.5): (i) obtaining all necessary Licenses, actions or nonactions, waivers, consents or approvals, authorizations, qualifications and other orders of any Governmental Authorities with competent jurisdiction over the transactions contemplated hereby, and (ii) obtaining all necessary consents, approvals or waivers from third parties.

(b) Also in furtherance and not in limitation of Section 6.4(a), Seller shall prepare and file all documents that may be required to secure the recommendation of the New York State Attorney General’s Charities Bureau of the approval by the Court of the Asset Purchase as required by the N-PCL (such approval, the “New York Approval”) promptly after the execution of this Agreement, and shall thereafter prepare or cause to be prepared such other necessary instruments or documents requesting the New York Approval by the Court, and Buyer shall reasonably cooperate as requested by Seller with respect to securing the New York Approval.

6.5 Publicity. Seller and Buyer shall cooperate with each other in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated by this Agreement. Neither Seller nor Buyer shall issue or make, or allow to have issued or made, any press release or public announcement concerning the Asset Purchase without the consent of the other party hereto, except as otherwise required by applicable Law or the rules of any applicable stock exchange, but in any event only after giving the other parties hereto a reasonable opportunity to comment on such release or announcement in advance, consistent with such applicable legal requirements.

6.6 Transaction Costs. Buyer shall pay all transaction costs and expenses (including any legal, accounting and other professional fees and expenses) that it incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Seller shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses) that it incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, Seller and Buyer shall cooperate in the preparation, execution and filing of all Tax Returns regarding any transfer Taxes which become payable as a result of the transfer of the Assets from Seller to Buyer pursuant to this Agreement and/or shall cooperate to seek an available exemption from such Taxes.

6.7 Employees and Employee Benefit Matters.

(a) Buyer shall offer employment, contingent upon the Closing, to each Employee at no less than such Employee’s base salary, wages, bonus and in the aggregate other comparable benefits and compensation (assuming each Employee meets the target percentage and objectives outlined in the governing plan) and for the same job position in effect immediately prior to the Closing, such employment to commence as of the Closing Date. Each Employee who accepts Buyer’s offer of employment (“Transferred Employee”) shall become an employee of Buyer (or a subsidiary of Buyer) as of the Closing Date.

(b) Buyer shall assume and become the successor employer or sponsor of the Benefit Plans listed on Schedule 6.7 hereto (each such Benefit Plan being herein referred to as an “Assumed Benefit Plan”) from and after the Closing and, in conjunction therewith, shall assume all of the rights and obligations of Seller thereunder. Prior to and contingent upon the Closing, each of the parties will execute such documents and take such other actions as may be reasonably necessary or as may be reasonably requested by the other in order to effectuate Buyer’s assumption of the Assumed Benefit Plans at the time of Closing. Notwithstanding the foregoing, Seller shall remain responsible for and shall discharge its obligations with respect to each Assumed Benefit Plan to the extent that such obligations are attributable to any period prior to the Closing. Buyer shall not be prohibited from materially amending or terminating any Assumed Benefit Plan, provided, however, that (1) if Buyer does not assume, materially amends or terminates an Assumed Benefit Plan before the first anniversary of the Closing, Buyer will substantially replace with another plan the benefits provided by the terminated Assumed Benefit Plan or, in the case of a material amendment, the benefits that were reduced by the amendment; and (2) for at least one year after the Closing, Buyer will provide or cause to be provided to the Transferred Employees employee benefits that are not less favorable, in the aggregate, to the benefits provided to the Transferred Employees immediately prior to the Closing under the Benefit Plans.

(c) In the event of any change in the welfare benefits provided to Transferred Employees following the Closing, Buyer shall, or shall cause its Affiliates to, to the extent possible, (1) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees with respect to any such welfare benefits to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (2) credit each Transferred Employee with any co-payments and deductibles paid during the portion of the plan year preceding any such change in satisfying any applicable deductible or out-of-pocket requirements for the portion of the plan year after such change. Buyer shall provide or shall cause to be provided to each Transferred Employee credit for all service with Seller (including any credit for service with others which Seller has previously granted to an Employee) for purposes of eligibility to participate and vesting in any employee benefit plan (as defined in Section 3(3) of ERISA) of Buyer or its Affiliates, and for determining the period of employment of any Transferred Employee under any vacation, severance, sick leave or other paid time off plan, as well as for determining other entitlements and terms of employment affected by seniority under the employment policies of Buyer and its Affiliates, but not for purposes of benefit accrual under any defined benefit pension plan of Buyer or any of its Affiliates.

(d) In accordance with Treasury Regulation §54.4980B-9, Q&A-6, Buyer shall provide or cause to be provided COBRA continuation coverage to all persons who are “M&A qualified beneficiaries” (within the meaning of Treasury Regulation §54.4980B-9, Q&A-4(a), and Seller shall have no responsibility therefor. Notwithstanding the foregoing Seller acknowledges and agrees that all COBRA beneficiaries shall remain responsible for payment of their premiums and that Buyer is only accepting responsibility for administration of COBRA.

(e) If, as of the Closing, any Transferred Employee is eligible to take any accrued but unused vacation time pursuant to the vacation policy applicable to such Transferred Employee immediately prior to Closing, Seller agrees to pay out any and all accrued vacation due to all Transferred Employees immediately prior to Closing. Buyer shall allow all such Transferred Employees, to use any such accrued vacation time, without pay, to the extent so requested by a Transferred Employee during the six (6) month period following the Closing.

(f) Buyer and Seller agree to utilize the “alternate procedure” of Section 5 of Revenue Procedure 2004-53, 2004-34 IRB 320 issued by the IRS, pursuant to which, Buyer will be responsible for all employment tax reporting, including

Forms W-2, with respect to all payments made to the Transferred Employees during the calendar year in which the Closing occurs, including payments made by Seller. Seller will provide such documents and other information to Buyer as are necessary in order to enable Buyer to timely satisfy its obligations under this subsection.

6.8 Retention of and Access to Records; Access to Employees. From and after the Closing, for a period of six (6) years Buyer shall preserve all books and records transferred by Seller to Buyer pursuant to this Agreement. Upon the expiration of such six (6) year period, Buyer shall provide Seller a reasonable opportunity to obtain copies, at Seller’s expense, of any such books and records. As soon as practicable following the Closing and, if applicable, following the completion of the calendar year in which the Closing occurred, Buyer shall deliver to Seller such financial information relating to the Business in sufficient detail to enable Seller to prepare its financial statements and all Tax Returns of Seller relating to periods ending on or prior to the Closing Date and to the period ended December 31 of the calendar year in which the Closing occurred. In addition to the foregoing, from and after the Closing, Buyer shall afford to Seller, and its counsel, accountants and other authorized agents and representatives, during normal business hours, reasonable access to the employees, books, records and other data relating to the Assets, the Assumed Liabilities, the Transferred Employees and the Excluded Liabilities in its possession with respect to periods prior to the Closing, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against any such party or Person, or its Affiliates, (b) for the preparation of Tax Returns and audits, and (c) for any other reasonable business purpose. In addition, in connection with the preparation by Seller of its financial statements and tax returns for the year ended December 31 of the calendar year in which the Closing occurred, Buyer shall provide reasonable access to the individuals listed on Schedule 1.1(n) hereto, and to the extent requested by Seller, shall allow such individuals to assist Seller in connection with the preparation of such items and of the Closing Balance Sheet and computation of the Closing Working Capital, to the extent such individuals are then employed by Buyer or one of its affiliates, including without limitation the chief financial officer of Seller on the date hereof, all at no cost or expense to Seller (other than out of pocket costs and expenses incurred, if any, which shall be paid for by Seller).

6.9 Notification of Certain Matters. In the event that Seller notifies Buyer or Buyer otherwise becomes aware, in which case it agrees to promptly notify Seller, on or prior to the Closing Date of any breach of any representation or warranty of Seller that but for this Section 6.9 would entitle Buyer not to consummate the Closing (whether due to facts or events occurring subsequent to the execution of this Agreement or facts or events that existed on the date hereof), then such breach shall be deemed cured fifteen (15) calendar days after the delivery to or by Buyer of such notice; provided Buyer shall be entitled to terminate this Agreement during such 15 calendar day period, unless Seller undertakes to cure such breach and such breach is in fact cured by Seller on or prior to the Closing Date. In any case, notwithstanding anything in this Agreement to the contrary, whether Buyer terminates this Agreement pursuant hereto or proceeds to consummate the Closing, Buyer shall be deemed to have waived any and all rights, remedies or other recourse against Seller to which Buyer might otherwise be entitled in respect of such breach.

6.10 Control Prior to Closing. The parties acknowledge and agree that, this Agreement and, without limitation, the covenants in this Article VI, are not intended to, and shall not be construed to transfer control of the Business or to give Buyer any right to, directly or indirectly, control, supervise or direct, or attempt to control, supervise or direct, the operations, policies or any other matter relating to the Business prior to the Closing Date, and Seller shall have complete control and supervision of the operations, policies and all other matters relating to the Business up to the time of the Closing.

6.11 Solicitation.

(a) Except as expressly permitted by this Section 6.11, until the Closing or, if earlier, the termination of this Agreement in accordance with Article IX, Seller shall, and Seller shall instruct and use its reasonable best efforts to cause its directors, officers, employees, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, not (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any confidential information or data to any Person relating to Seller, or afford to any Person access to the property, assets or personnel of Seller in connection with an Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle or similar agreement with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 6.11(a), at any time prior to the Closing, if Seller receives a bona fide written Acquisition Proposal from any Person, Seller and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) Seller and its Representatives may provide information in response to a request therefor by such Person if Seller receives from such Person (or has received from such Person) an executed confidentiality agreements containing confidentiality terms that are no less favorable in the aggregate to Seller than those contained in the Confidentiality Agreement and (ii) Seller and its Representatives may engage or participate in any discussions or negotiations with such Person if and only to the extent that prior to taking any action described in clause (i) or (ii) above, the Board of Directors determines in good faith that (x) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) based on the information then available that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal.

(c) Except as set forth in this Section 6.11(c), the Board of Directors shall not withhold, withdraw, qualify or modify in a manner adverse to Buyer, its approval of the Asset Purchase (any of the foregoing, a “Revocation of Approval”), or adopt or approve or propose to adopt or approve an Acquisition Proposal, or cause or permit Seller to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the New York Approval is obtained, the Board of Directors may (x) if an event, fact, development, circumstance or occurrence that affects the Business or Seller that was not known to Seller as of the date hereof (or, if known, the consequences of which are not known to or understood by the Board of Directors as of the date hereof) becomes known by the Board of Directors after the date hereof or the material consequences thereof become known to or understood by the Board of Directors after the date hereof and prior to the time that New York Approval is obtained, effect a Revocation of Approval or (y) if Seller receives an Acquisition Proposal that the Board of Directors concludes in good faith constitutes a Superior Proposal, approve or recommend such Superior Proposal and terminate this Agreement pursuant to Section 9.1(f), and in the case of either of clause (x) or (y), if, and only if:

(i) The Board of Directors determines in good faith, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law and Seller shall have complied with all of its obligations under this Section 6.11;

(ii) Seller shall have provided prior written notice to Buyer, at least three Business Days in advance, that it will effect a Revocation of Approval or terminate this Agreement pursuant to Section 9.1(f), which notice shall specify the basis for the Revocation of Approval or termination and, in the case of a Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal (provided that Seller may withhold and redact the name of the party);

(iii) after providing such notice and prior to effecting such Revocation of Approval or taking such action pursuant to Section 9.1(f), Seller shall, and shall cause its Representatives to, negotiate with Buyer in good faith (to the extent Buyer desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit Seller not to effect a Revocation of Approval and/or take such action pursuant to Section 9.1(f); and

(iv) The Board of Directors shall have considered in good faith any changes to this Agreement and any Transaction Document that may be offered in writing by Buyer no later than 5:00 PM Eastern time on the third day of such three (3) Business Day period in a manner that would form a binding contract if accepted by Seller, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal, even if such changes were to be given effect; provided that in the event of any material revisions to the Acquisition Proposal that the Board of Directors has determined to be a Superior Proposal, Seller shall be required to deliver a new written notice to Buyer and to comply with the requirements of this Section 6.11 with respect to such new written notice.

(d) Seller agrees that it will promptly notify Buyer if any proposals or offers with respect to an Acquisition Proposal are received by, any confidential information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Seller or to its Knowledge any of its Representatives indicating, in connection with such notice the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) (provided that Seller may withhold and redact the name of the party) and thereafter shall keep Buyer reasonably informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Seller’s intentions as previously notified.

6.12 Additional Payments. Buyer and Seller shall discuss in good faith the appropriate usage of the Additional Payments, it being understood that the Additional Payments will be used (i) to raise awareness of the benefits of mass transit and (ii) for such other things jointly agreed with Buyer in furtherance of Seller’s Mission. Seller shall apply the Additional Payments consistent with the above, provided, however, that if on the fifth anniversary of the Closing Date any Additional Payments remain, they shall be retained by Seller to be used in its sole discretion in furtherance of Seller’s Mission, and provided, further, that the Additional Payments may not be used in any manner that results in an impermissible “private benefit” or otherwise jeopardizes the Seller’s tax-exempt status under section 501(c)(3) of the Internal Revenue Code (or under similar provisions of the laws of any state), as determined by Seller in its absolute discretion.

6.13 Post-Closing Conduct of Business. Until the Determination Date, Buyer shall operate the Business in the ordinary course consistent with Seller’s past practice. Buyer shall not, directly or indirectly, take any actions that would have the purpose of avoiding or reducing the Future Payment hereunder.

ARTICLE VII.

INDEMNIFICATION

7.1 Survival of Representations and Warranties.

(a) The representations, warranties of Seller and Buyer contained in this Agreement, the other Transaction Documents or in any certificates or other instruments delivered pursuant to this Agreement shall survive the Closing and continue in full force and effect until terminated on such date (such date, as applicable, the “Survival Date”) that is six (6) months following the Closing Date; provided, however, that the representations and warranties contained in Sections 4.1 and 5.1 Organization, Sections 4.2 and 5.2 Authority, Sections 4.4 and 5.4 Government Consents and Sections 4.18 and 5.6 Brokers shall survive until expiration of the applicable statute of limitations, provided further, in the event of any fraudulent, willful or intentional breach by Seller or Buyer of a representation or warranty contained in this Agreement, or the other Transaction Documents, or in any certificate or other instrument delivered pursuant to this Agreement as applicable, such representation or warranty shall not terminate.

(b) Notwithstanding the foregoing, (i) any obligation to indemnify, defend and hold harmless pursuant to Section 7.2 shall not terminate with respect to any item as to which the Indemnified Party shall have, before the Survival Date, previously made a claim by delivering a Claim Notice to the Indemnifying Party in accordance with Section 7.3 and (ii) this Section 7.1 shall not limit any covenant or agreement of the Parties which contemplates performance after the Closing.

7.2 Obligation to Indemnify.

(a) Indemnification by Seller. Subject to the limitations set forth in this Article VII, Seller agrees to indemnify, defend and hold harmless Buyer and its directors, officers, employees, Affiliates, successors, permitted assigns, agents and representatives (collectively, the “Buyer Indemnitees”), from and against all Claims resulting from or related to:

(i) any breach or inaccuracy of any of the representations and warranties of Seller contained in this Agreement, any other Transaction Document or in any certificate or other instrument delivered pursuant to this Agreement;

(ii) any non-compliance with or breach of any covenant or agreement of Seller contained in this Agreement or any other Transaction Document; and

(iii) any Excluded Asset or Excluded Liability.

(b) Indemnification by Buyer. Subject to the limitations set forth in this Article VII, Buyer agrees to indemnify, defend and hold harmless Seller and its directors, officers, employees, Affiliates, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”), from and against all Claims resulting from or related to:

(i) any breach or inaccuracy of any of the representations and warranties of Buyer contained in this Agreement, any other Transaction Document or in any certificate or other instrument delivered pursuant to this Agreement;

(ii) any non-compliance with or breach of any covenant or agreement of Seller contained in this Agreement or any other Transaction Document; and

(iii) any Asset (other than Excluded Assets) or Assumed Liabilities.

7.3 Indemnification Procedures.

(a) Any Buyer Indemnitee or Seller Indemnitee making a claim for indemnification pursuant to this Article VII (an “Indemnified Party”) must give Seller or Buyer as the case may be (the “Indemnifying Party”) written notice of such claim (a “Claim Notice”) promptly after the Indemnified Party receives any written notice of any Proceeding against or involving the Indemnified Party by a Governmental Authority or other third party, or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification (a “Claim”); provided that the failure to notify or delay in notifying an Indemnifying Party will not relieve the Indemnifying Party of its obligations pursuant to this Article VII, except to the extent (and only to the extent) that such failure actually harms the Indemnifying Party. Such Claim Notice must contain a description of the Claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known or reasonably ascertainable at such time; provided that such amount or estimated amount shall not be conclusive of the final amount, if any, of such Claim); and provided further that no Claim Notice may be delivered after the applicable Survival Date with respect to such Claim.

(b) With respect to the defense of any Claim against or involving an Indemnified Party in which a Governmental Authority or other third party (a “Third Party Claim”) in question seeks recovery of a sum of money for which a Claim Notice is provided (i) the Indemnifying Party shall have the right to participate in the defense of each Claim and (ii) the Indemnified Party shall fully cooperate with the Indemnifying Party and provide access to any and all applicable documents and other information and Persons reasonably requested by the Indemnifying Party; provided that the Indemnified Party shall have no obligation to disclose any documents or other information to the extent such disclosure in the Indemnified Party’s reasonable judgment may adversely affect the attorney-client privilege or work product protections related to such documents or other information.

7.4 Limitations. Notwithstanding anything herein to the contrary, no Indemnifying Party shall have any obligation to indemnify any Indemnified Parties pursuant to Sections 7.2(a)(i) or 7.2(b)(i), as the case may be, and no Indemnified Party shall make a claim pursuant to Sections 7.2(a)(i) or 7.2(b)(i), as the case may be, unless the aggregate amount of all Claims pursuant to Section 7.2(a)(i) or Section 7.2(b)(i), as the case may be, exceeds 1% of the Purchase Price (the “Deductible”) and then only to the extent of such excess up to (but not in excess of) a maximum aggregate indemnity for such Claims payable by Buyer pursuant to Section 7.2(a)(i) or Seller pursuant to Section 7.2(b)(i), as the case may be, of $5,400,000 (the “Cap”).

7.5 Offset Rights.

(a) Buyer and Seller agree that any and all amounts which are owed by Seller as a result of any Claim by a Buyer Indemnitee for indemnification under this Article 7 shall first be offset by Buyer against the Future Payment and Additional Payments, in the inverse order of their installments, to the extent any such payments remain outstanding hereunder.

(b) If Buyer elects to exercise its set-off rights hereunder, it shall so specify in the Claim Notice. In the event that Seller has any objections or challenges to the exercise of the set-off right of Buyer, Seller shall have ten (10) Business Days after receipt of such Claim Notice to submit a written notice (a “Notice of Set-Off Dispute”) to Buyer specifying in reasonable detail the nature of any asserted objections or challenges. In the event of any dispute, Seller and Buyer shall negotiate in good faith to resolve such dispute for thirty (30) days after receipt by Buyer of the Notice of Set-Off Dispute. If Seller and Buyer are unable to resolve such dispute within such period, Buyer may not set off the disputed portion of any Claim until such time that Seller agrees or a court of competent jurisdiction has decided the matter in favor of Buyer or Buyer Indemnitees (until such determination, any such Claim is referred to as a “Pending Claim”). Upon the final determination of any such Pending Claim, Buyer shall deliver to Seller the difference, if any, between the amount of such Claim and the amount (to the extent positive) which Seller would have received had no such Claim been made. To the extent there are any Pending Claims on the date the Letter of Credit is terminated, Buyer shall replace the existing Letter of Credit with a new letter of credit with a face amount equal to the aggregate amount of all such Pending Claims, which letter of credit may be drawn upon by Seller if Buyer fails to pay any amount described in the immediately preceding sentence.

7.6 Indemnification Payments. Any payment under this Article VII shall be treated as an adjustment to the Purchase Price for all Tax purposes and reported as such by Buyer and Seller on their Tax Returns (except to the extent otherwise required by applicable law) and any amounts payable to Seller Indemnitees shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party shall designate to the Indemnifying Party in writing.

7.7 Certain Other Indemnity Matters. The amount of any and all Claims for which any Buyer Indemnitee or Seller Indemnitee shall be entitled to indemnification pursuant to the provisions of this Article VII shall be determined net of any amounts recovered or recoverable by such Buyer Indemnitee or Seller Indemnitee pursuant to any indemnification by or indemnification agreement or arrangement with third parties or under insurance policies with respect to such Claims (and no right of subrogation shall accrue to any such third party indemnitor or insurer hereunder). Except as set forth in Section 9.2, the foregoing indemnification provisions constitute the sole and exclusive remedy for monetary damages in respect of any breach of or default under this Agreement by any party and each party hereby waives and releases any and all statutory, equitable, or common law remedy for monetary damages such party may have in respect of any breach of or default under this Agreement.

ARTICLE VIII.

CLOSING CONDITIONS

8.1 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by Buyer in writing:

(a) All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct in all material respects as of such specified date only).

(b) Seller shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied by it at or prior to the Closing.

(c) There shall be in effect no Law or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting or restraining the consummation of the Asset Purchase.

(d) The New York Approval shall have been granted by the Court and shall be in full force and effect.

(e) Seller shall have delivered to Buyer all of the certificates, instruments and other documents required to be delivered by it at or prior to the Closing pursuant to Section 3.2 hereof.

8.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by Seller in writing:

(a) All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct in all material respects as of such specified date only).

(b) Buyer shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with at or prior to the Closing.

(c) There shall be in effect no Law or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting or restraining the consummation of the Asset Purchase.

(d) The New York Approval shall have been granted by the Court and shall be in full force and effect.

(e) Buyer shall have delivered to Seller the Purchase Price and all of the certificates, instruments and other documents required to be delivered by Buyer at or prior to the Closing pursuant to Section 3.3 hereof.

ARTICLE IX.

TERMINATION

9.1 Termination. This Agreement and the transactions contemplated hereby may be terminated and abandoned:

(a) by the mutual consent of Seller and Buyer;

(b) unless the Closing has not occurred as a result of a breach of this Agreement by the party seeking such termination, by either Seller or Buyer if the Closing has not occurred on or prior to 5:00 p.m. (New York time) on the one year anniversary of the date of this Agreement (the “Termination Date”);

(c) by either Seller or Buyer if any Governmental Authority with jurisdiction over such matters shall have issued a final and non-appealable Governmental Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that neither Seller nor Buyer may terminate this Agreement pursuant to this Section 9.1(c) earlier than three (3) Business Days following the issuance of such Governmental Order and unless the party seeking to so terminate this Agreement has complied with Section 6.4;

(d) by Buyer, if (i) any of the representations and warranties of Seller contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 8.1(a) would not be satisfied, or (ii) Seller shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 8.1(b) would not be satisfied (in either case, other than as a result of a breach by Buyer of any of its respective obligations under this Agreement such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of fifteen (15) days after Seller has received written notice from Buyer of the occurrence of such failure or breach (provided that in no event shall such fifteen (15) day period extend beyond the Termination Date); provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Buyer if at the time of such termination Buyer is in material breach of any of its representations, warranties or obligations hereunder, or (iii) if the Board of Directors shall have effected a Revocation of Approval, other than in connection with a Revocation or Approval that would give rise to termination under Section 9.1(f);

(e) by Seller, if (i) any of the representations and warranties of Buyer contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 8.2(a) would not be satisfied, or (ii) Buyer shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 8.2(b) would not be satisfied (in either case, other than as a result of a breach by Seller of any of its obligations under this Agreement such that the conditions in Section 8.1(a) or Section 8.1(b) would not be satisfied) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of fifteen (15) days after Buyer has received written notice from Seller of the occurrence of such failure or breach (provided that in no event shall such fifteen (15) day period extend beyond the Termination Date); provided, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Seller if at the time of such termination Seller is in material breach of any of its representations, warranties or obligations hereunder;

(f) by Buyer or Seller, if the Board of Directors shall have (i) approved, adopted or recommended any Acquisition Proposal or (ii) approved or recommended, or cause or allowed Seller to enter into an Alternative Acquisition Agreement in accordance with Section 6.11(c); or

(g) by Buyer, if (i) prior to the Closing Date, Section 132(f) of the Internal Revenue Code (Qualified Transportation Fringe) shall have been repealed in its entirety without replacement or (ii) there is a change in New York’s abandoned property laws or by any regulatory authority that subjects expired and unredeemed TransitChek® Vouchers and expired TransitChek® Cards with remaining pre-Tax funds to escheatment in New York State.

9.2 Termination Payments.

(a) If this Agreement is terminated by either party pursuant to Section 9.1(f), then Buyer would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty and, in order to compensate Buyer for such damages Seller shall pay to Buyer an amount equal to $2.5 million (the “Liquidated

Damages”), as Buyer’s sole and exclusive remedy therefor. The payment of Liquidated Damages shall be made within five (5) Business Days following the date of such termination in the case of any such termination. The Liquidated Damages shall be paid by wire transfer of immediately available funds to an account designated by Buyer and, if not timely paid as described in the immediately preceding sentence, shall bear interest at a rate per annum equal to the “prime rate,” as published in the Wall Street Journal, Eastern Edition, in effect from time to time, or, if less, the maximum rate permitted by applicable Law, calculated daily on the basis of a 365-day year and the actual number of days elapsed, without compounding. The parties hereto acknowledge and agree that Liquidated Damages, plus any interest accrued and payable thereon, is to be paid by Seller to compensate Buyer for such damages as liquidated damages, and that any and all amounts paid pursuant to this Section 9.2(a) represent liquidated damages and not a penalty.

(b) In the event that this Agreement is terminated by Buyer pursuant to Section 9.1(d), Seller shall reimburse Buyer for the documented reasonable out of pocket fees and expenses incurred by it in connection with this Agreement; provided that, Seller shall not be required to pay more than an aggregate of $500,000 pursuant to this Section 9.2(b).

(c) If this Agreement is terminated by Seller pursuant to Section 9.1(e) or by Buyer for any reason not provided for in Section 9.1, then in each case Seller would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty and, in order to compensate Seller for such damages Buyer shall pay to Seller an amount equal to the Liquidated Damages. The payment of Liquidated Damages shall be made within five (5) Business Days following the date of such termination in the case of any such termination. The Liquidated Damages shall be paid by wire transfer of immediately available funds to an account designated by Seller and, if not timely paid as described in the immediately preceding sentence, shall bear interest at a rate per annum equal to the “prime rate,” as published in the Wall Street Journal, Eastern Edition, in effect from time to time, or, if less, the maximum rate permitted by applicable Law, calculated daily on the basis of a 365-day year and the actual number of days elapsed, without compounding. The parties hereto acknowledge and agree that Liquidated Damages, plus any interest accrued and payable thereon, is to be paid by Buyer to compensate Seller for such damages as liquidated damages, and that any and all amounts paid pursuant to this Section 9.2(c) represent liquidated damages and not a penalty.

(d) If this Agreement is terminated pursuant to Section 9.1(a), by either Buyer or Seller pursuant to Section 9.1(b) or Section 9.1(c), or by Buyer pursuant Section 9.1(g), neither Seller nor Buyer shall be entitled to any damage award, reimbursement for fees or expenses, Liquidated Damages or other sums of money as a result of such termination.

ARTICLE X.

SURVIVAL OF REPRESENTATIONS,

WARRANTIES AND COVENANTS

If this Agreement is terminated pursuant to Section 9.1 hereof, this Agreement shall become null and void and none of the parties hereto shall have any further liability hereunder, except that (i) the provisions of Sections 6.3, 6.5, and 6.6 and Articles VIII, IX and X generally shall remain in full force and effect, and (ii) each party hereto shall remain liable to the other party hereto for any willful breach of its obligations under this Agreement prior to such termination. None of the representations, warranties, covenants and agreements contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Closing Date except for covenants and agreements that contemplate performance after the Closing Date (which covenants and agreements shall survive in accordance with their terms) and except as otherwise described in Section 7.1.

ARTICLE XI.

MISCELLANEOUS

11.1 Notices. All notices, requests, demands, claims and other communications that are required or may be given pursuant to this Agreement must be in writing and delivered personally against written receipt, by a recognized overnight delivery service, by facsimile or by registered or certified mail, return receipt requested, postage prepaid, to the parties at the following addresses (or to the attention of such other Person or such other address as any party may provide to the other parties by notice in accordance with this Section 11.1):

if to Buyer, to: Kim Jackson General Counsel WageWorks, Inc. 1100 Park Place, 4th Floor San Mateo, CA 94403	with copies to: Mark Baudler, Esq. Wilson, Sonsini Goodrich & Rosati Page Mill Road Palo Alto, CA 94306

if to Seller, to:

TransitCenter, Inc. 1065 Avenue of the Americas New York, NY 10018 Attention: Chairperson of the Board Phone: (212) 329-3000 Fax: (646) 839-1515	Sheldon G. Nussbaum, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, NY 10103 Phone: (212) 318-3000 Fax: (212) 318-3400

Any such notice or other communication will be deemed to have been given (i) if personally delivered, when so delivered, against written receipt, (ii) if sent by a nationally recognized overnight delivery service which guarantees next day delivery, one (1) Business Day after being so sent, (iii) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified above and the appropriate answer back or telephonic confirmation is received, provided that such notice or other communication is promptly thereafter delivered in accordance with the provisions of clauses (i), (ii) or (iv) hereof, or (iv) if mailed by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth above, five (5) Business Days after being so mailed. Any notice, request, demand, claim or other communication given hereunder using any other means (including ordinary mail or electronic mail) shall not be deemed to have been duly given unless and until such notice, request, demand, claim or other communication actually is received by the individual for whom it is intended.

11.2 Bulk Sales Laws. The parties hereby waive compliance with the Bulk Sales Laws of any State in which the Assets are located or in which operations relating to the Business are conducted.

11.3 Entire Agreement. This Agreement and the related documents contained as Exhibits and Schedules hereto or expressly contemplated hereby (including the Transaction Documents) contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. The Exhibits and Schedules to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes. Disclosures included in any Schedule shall be considered disclosures for all Schedules.

11.4 Representations and Warranties Exclusive. The representations, warranties, covenants and agreements set forth in this Agreement and the Transaction Documents constitute all the representations, warranties, covenants and agreements of the parties hereto and their respective directors, officers, employees, affiliates, advisors (including financial, legal and accounting), agents and representatives and upon which the parties have relied. In particular, and without in any way limiting the generality of the foregoing, Buyer acknowledges and agrees that, in making its decision to purchase the Assets, it is not relying on (a) any information or materials, oral or written, distributed or made available to Buyer by any Person prior to the date hereof other than matters set forth in this Agreement, including the Schedules and/or the Transaction Documents or (b) any financial projection, forecast or business plan relating to the Business. With respect to any projection, forecast or business plan delivered by or on behalf of Seller to Buyer, Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (ii) it is familiar with such uncertainties, (iii) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections, forecasts and plans so furnished to it, and (iv) it shall have no claim of any kind whatsoever against any Person with respect thereto.

11.5 Amendments and Waiver. This Agreement may not be modified or amended except in writing signed by the party or parties against whom enforcement is sought. The terms of this Agreement may be waived only by a written instrument signed by the party or parties waiving compliance. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise provided. No delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 11.5.

11.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by Seller or Buyer, including by operation of Law, without the prior written consent of the other parties, and any purported assignment or delegation in violation hereof shall be null and void.

11.7 No Third Party Beneficiary. This Agreement is made for the sole benefit of the parties hereto, and their respective successors, executors and permitted assigns, and nothing contained herein, express or implied, is intended to or shall confer upon any other Person any third party beneficiary right or any other legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement (except for Employees who shall be third party beneficiaries of the provisions in Section 6.7 and to the extent that certain third parties are expressly covered by the indemnity herein).

11.8 Heading; Interpretation; Schedules and Exhibits. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. References to Sections or Articles, unless otherwise indicated, are references to Sections and Articles of this Agreement. The word “including” means including without limitation. Words (including defined terms) in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement unless otherwise specified. It is understood and agreed that neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.

11.9 Neutral Construction. The parties to this Agreement agree that this Agreement was negotiated fairly between them at arms’ length and that the final terms of this Agreement are the product of the parties’ joint negotiations. Each party represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a party or parties on the grounds that the party or parties drafted or was more responsible for drafting the provision(s).

11.10 Severability. In the event that any one or more of the provisions or parts of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or any other jurisdiction, but this Agreement shall be reformed and construed in any such jurisdiction as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent permitted in such jurisdiction, provided that any such reform or construction does not affect the economic or legal substance of the transactions contemplated hereby in a manner adverse to any party.

11.11 Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the substantive Laws of the State of New York, without giving effect to any conflicts of Law, rule or principle that would require the application of the Laws of another jurisdiction.

11.12 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY ONLY BE

LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

11.13 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OTHER TRANSACTION DOCUMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

11.14 Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys’ fees and costs incurred in connection therewith.

11.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Facsimile or PDF transmission of any signature will be deemed the same as delivery of an original.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the date first above written.

TRANSITCENTER, INC.,
a New York not-for profit corporation

By:	/s/ Rosemary Scanlon
Name: Rosemary Scanlon
Title: Chair of the Board of Directors

WAGEWORKS INC., a Delaware corporation

By:
Name: Joseph L. Jackson
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the date first above written.

TRANSITCENTER, INC.,
a New York not-for profit corporation

By:
Name: Rosemary Scanlon
Title: Chair of the Board of Directors

WAGEWORKS INC., a Delaware corporation

By:	/s/ Joseph L. Jackson
Name: Joseph L. Jackson
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

BILL OF SALE

This Bill of Sale is executed and delivered pursuant to, and in furtherance of, the Asset Purchase Agreement (the “Asset Purchase Agreement”), made as of November 16, 2011, by and between TransitCenter, Inc., a New York not-for-profit corporation (“Seller”), and WageWorks, Inc., a Delaware corporation (“Buyer”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Asset Purchase Agreement.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Seller, does hereby transfer, sell, assign, convey and deliver to Buyer, all of its right, title and interest in and to the Assets, as such term is defined in the Asset Purchase Agreement, to have and to hold the same unto Buyer, its successors and assigns, forever.

Seller covenants that it shall, from time to time, make, execute and deliver, or cause to be made, executed and delivered, such assignments, deeds, bills of sale, drafts, checks and other instruments, acts, consents and assurances as Buyer or counsel for Buyer may reasonably request for the effectual consummation, confirmation and particularization of this Bill of Sale.

This Bill of Sale does not replace, substitute for, expand, extinguish, impair or limit in any way the rights, obligations, claims, or remedies of any party under the terms and conditions of the Asset Purchase Agreement. In the event of a conflict between the terms and conditions set forth in this Bill of Sale and the terms and conditions set forth in the Asset Purchase Agreement, or the interpretation and application thereof, the terms and conditions set forth in the Asset Purchase Agreement shall prevail, govern, and control in all respects.

IN WITNESS WHEREOF, Seller has duly executed this Bill of Sale as of this     day of                     , 20    .

TRANSITCENTER, INC.

By
Name:
Title:

[Bill of Sale]

EXHIBIT B

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) is made and entered into as of the      day of                     , 20     , by and between TransitCenter, Inc., a New York not-for-profit corporation (“Assignor”), and WageWorks, Inc., a Delaware corporation (“Assignee”).

WHEREAS, Assignor and Assignee are parties to that certain Asset Purchase Agreement dated as of November 16, 2011 (the “Asset Purchase Agreement”), pursuant to which, Assignee has agreed to purchase the Assets and assume the Assumed Liabilities (all as defined therein); and

WHEREAS, pursuant to the Asset Purchase Agreement, Assignor has agreed to assign certain rights and agreements to assignee, and Assignee has agreed to assume certain obligations of Assignor, as set forth therein;

NOW, THEREFORE, for and in consideration of the premises and mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Capitalized Terms. All capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Asset Purchase Agreement.

2. Assignment and Assumption. Assignor hereby assigns, transfers and sets over (collectively, the “Assignment”) to Assignee all of the Assumed Liabilities (other than those Assumed Liabilities that are conveyed pursuant to the other instruments of transfer executed pursuant to the Asset Purchase Agreement). Assignee hereby accepts the Assignment and assumes and agrees to observe and perform all of the duties, obligations, terms, provisions and covenants of, and to pay and discharge, all of the Assumed Liabilities (other than those Assumed Liabilities that are conveyed pursuant to the other instruments of transfer executed pursuant to the Asset Purchase Agreement).

3. Terms of the Asset Purchase Agreement. This Assignment and Assumption Agreement does not replace, substitute for, expand, extinguish, impair or limit in any way the rights, obligations, claims, or remedies of any party under the terms and conditions of the Asset Purchase Agreement. In the event of a conflict between the terms and conditions set forth in this Assignment and Assumption Agreement and the terms and conditions set forth in the Asset Purchase Agreement, or the interpretation and application thereof, the terms and conditions set forth in the Asset Purchase Agreement shall prevail, govern, and control in all respects.

4. Governing Law. This Assignment and Assumption Agreement shall be governed by and construed and interpreted in accordance with the substantive Laws of the State of New York, without giving effect to any conflicts of Law, rule or principle that would require the application of the Laws of another jurisdiction.

5. Further Actions. Each of the parties hereto covenants and agrees, at its own expense, to execute and deliver, at the request of the other party hereto, such further instruments of transfer and assignment and to take such other action as such other party may reasonably request to more effectively consummate the assignments and assumptions contemplated by this Assignment and Assumption Agreement.

6. Counterparts. This Assignment and Assumption Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Facsimile or PDF transmission of any signature will be deemed the same as delivery of an original.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement to be effective as of the date first above written.

TRANSITCENTER, INC.

By
Name:
Title:

WAGEWORKS, INC.

By
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]

EXHIBIT C

ASSIGNMENT AND ASSUMPTION OF THE LEASE AGREEMENT1

KNOW ALL MEN BY THESE PRESENTS, that TRANSITCENTER, INC., having an address at 1065 Avenue of the Americas, New York, NY 10018 (“Assignor”), for the consideration stated in that certain Asset Purchase Agreement dated as of November 16, 2011, by and between Assignor and WageWorks, Inc. (the “Asset Purchase Agreement”), and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby transfers, sells, assigns and sets over to WAGEWORKS, INC., having an address at 1100 Park Place, 4th Floor, San Mateo, CA 94403, its successors and assigns forever (“Assignee”), all of Assignor’s right, title and interest in, under and to the lease (the “Lease”) more particularly described in Schedule A annexed hereto.

TO HAVE AND TO HOLD the same until Assignee, its successors and assigns, from and after this      day of                     , 20     (“Effective Date”), subject to the terms, covenants and conditions therein contained.

Assignee hereby accepts said assignment and assumes, from and after the Effective Date, the performance of all of the terms, covenants and conditions of the Lease to be performed by Assignor thereunder. Assignee agrees to indemnify and hold Assignor harmless from and against any loss, cost, damage or expense (including, without limitation, attorneys’ fees) arising out of or in connection with Assignee’s failure to perform its obligations pursuant to the preceding sentences.

This Assignment and Assumption of the Lease Agreement does not replace, substitute for, expand, extinguish, impair or limit in any way the rights, obligations, claims, or remedies of any party under the terms and conditions of the Asset Purchase Agreement. In the event of a conflict between the terms and conditions set forth in this Assignment and Assumption of the Lease Agreement and the terms and conditions set forth in the Asset Purchase Agreement, or the interpretation and application thereof, the terms and conditions set forth in the Asset Purchase Agreement shall prevail, govern, and control in all respects.

[Signature Page Follows]

[1]	Notwithstanding anything to the contrary on this Exhibit C, Buyer agrees to use Seller’s landlord’s form of assignment if requested by landlord.

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment and Assumption of the Lease Agreement as of the Effective Date.

ASSIGNOR:

TRANSITCENTER, INC.

By
Name:
Title:

ASSIGNEE:

WAGEWORKS, INC.

By
Name:
Title:

[Signature Page to Assignment and Assumption of the Lease Agreement]

EXHIBIT D

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This Intellectual Property Assignment Agreement (“IP Assignment”), dated as of this      day of                     , 20    , is made by TransitCenter, Inc. (“Seller”), a New York not-for-profit corporation, located at 1065 Avenue of the Americas, New York, NY 10018, in favor of WageWorks, Inc. (“Buyer”), a Delaware corporation, located at 1100 Park Place, 4th Floor, San Mateo, CA 94403, the purchaser of certain assets of Seller pursuant to an Asset Purchase Agreement by and between Buyer and Seller, dated as of November 16, 2011 (the “Asset Purchase Agreement”).

WHEREAS, under the terms of the Asset Purchase Agreement, Seller has conveyed, transferred and assigned to Buyer, among other assets, certain intellectual property of Seller, and has agreed to execute and deliver this IP Assignment, for recording with governmental authorities including, but not limited to, the US Patent and Trademark Office;

NOW THEREFORE, the parties agree as follows:

1. Assignment. In consideration for the execution of the Asset Purchase Agreement, the payment of the consideration stipulated in the Asset Purchase Agreement and other good and valuable consideration, the receipt and sufficiency are hereby acknowledged, Seller hereby irrevocably conveys, transfers and assigns to Buyer, and Buyer hereby accepts, all of Seller’s right, title and interest in and to the following (the “Assigned IP”):

(a) the trademark registrations and applications set forth in Schedule A hereto, together with the goodwill connected with the use of and symbolized thereby and all issuances, extensions and renewals thereof (the “Trademarks”); and

(b) the URLs set forth in Schedule A hereto, together with the goodwill connected with the use of and symbolized thereby and all issuances extensions and renewals thereof (the “URLs”, collectively with the Trademarks, the Registered Intellectual Property, as defined in the Asset Purchase Agreement).

2. Recordation and Further Actions. Seller authorizes the Commissioner for Trademarks and any other governmental officials to record and register this IP Assignment upon request by Buyer. Seller shall take such steps and actions following the date hereof, including the execution of any documents, files, registrations, or other similar items, to ensure that the Assigned IP is properly assigned to Buyer, or any assignee or successor thereto.

3. Terms of the Asset Purchase Agreement. The terms of the Asset Purchase Agreement, including, but not limited to, the representations, warranties, covenants, agreements and indemnities relating to the Assigned IP are incorporated herein by this reference. The parties hereto acknowledge and agree that the representations, warranties, covenants, agreements and indemnities contained in the Asset Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Asset Purchase Agreement and the terms hereof, the terms of the Asset Purchase Agreement shall govern.

4. Counterparts. This IP Assignment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Facsimile or PDF transmission of any signature will be deemed the same as delivery of an original.

5. Successors and Assigns. This IP Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

6. Governing Law. This IP Assignment shall be governed by and construed and interpreted in accordance with the substantive Laws of the State of New York, without giving effect to any conflicts of Law, rule or principle that would require the application of the Laws of another jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this IP Assignment to be effective as of the date first above written.

TRANSITCENTER, INC.

By
Name:
Title:

WAGEWORKS, INC.

By
Name:
Title:

[Signature Page to Intellectual Property Assignment Agreement]